Filed Pursuant to Rule 425 of the Securities Act of 1933 Filer: Incara, Inc. Subject company: Incara Pharmaceuticals Corporation Incara Pharmaceuticals Corporation Exchange Act File Number: 000-27410

November 6, 2003

Dear Incara Pharmaceuticals Stockholder:

During October we mailed you a notice of a special meeting of the Incara Pharmaceuticals stockholders scheduled for November 20, 2003 and a proxy statement-prospectus. The special meeting is being called to ask our common stockholders to approve a reorganization of Incara Pharmaceuticals. Records indicate that as of this mailing, you have not voted your shares.

Your vote is extremely important to Incara Pharmaceuticals. The Board of Directors of Incara Pharmaceuticals has unanimously approved the reorganization because it believes the reorganization is in the best interests of our stockholders. If the reorganization is approved, we will be able to move forward with the goal of creating value for Incara Pharmaceuticals’ stockholders from our compounds currently in development. If the reorganization is not approved, it is unlikely that Incara Pharmaceuticals will be able to continue operations, and common stockholders will likely lose all of their investment.

As you are aware, the past several years have been extremely challenging for the biotechnology industry in general and difficult for Incara Pharmaceuticals and other small companies in particular. Despite our conservation efforts, our cash balance at June 30, 2003 was only $21,000. Payments for essential services were put on hold. The stock price dropped to as low as $.03 per share. Incara Pharmaceuticals was close to having to cease operations. Since that time our outlook has improved as more fully described in the proxy statement-prospectus and as noted below.

In late July, we initiated a series of financing transactions that provide Incara Pharmaceuticals the opportunity to become a viable company again. However, continued access to these funds is contingent upon stockholder approval of the reorganization. Assuming completion of this reorganization, satisfactory completion of animal safety studies, and completion of the remaining components of our announced financing, Incara intends to file an IND application for the treatment of ALS (also known as Lou Gehrig’s disease) in the second quarter of 2004.

The reorganization we are asking you to approve will involve the merger of Incara Pharmaceuticals into one of its wholly owned subsidiaries. The reorganization will cause, among other things, the conversion of our Series C preferred stock into common stock of the new Incara. This will result in our current stockholders’ deficit of approximately $17.0 million at June 30, 2003 becoming a positive stockholders’ equity on a pro forma basis as of the same date. The details of the reorganization, as well as a current description of our company, are included in the proxy statement-prospectus previously sent to you. It may also be accessed from our website at www.incara.com.

I encourage you to vote FOR the reorganization. Thank you for your continued support of Incara Pharmaceuticals.

Sincerely,

Clayton I. Duncan
President and Chief Executive Officer

A convenient method of voting your shares is on the internet at www.proxyvote.com . All that you need is the Control No. listed on your enclosed voting instructions statement/ballot. Otherwise, please return the voted ballot in the enclosed envelope.